August 13, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NuGenerex Immuno-Oncology, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed July 23, 2020
File No. 000-56153

Dear Staff:

On behalf of NuGenerex Immuno-Oncology, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 7, 2020 with respect to Amendment No.2 to Registration Statement on Form 10-12G (the “Form 10/A2”) filed by the Company on July 23, 2020 (File No. 000-56153). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Form 10 (the “Form 10/A3”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form 10-12G

AE37 – Ii-Key/HER2/neu Hybrid Immunotherapeutic Vaccine, page 4

1. We note your revisions in response to prior comment 2 that the company is licensing patents related to AE37 for the development of effective treatments for prostate cancer. Please revise your disclosure to clarify, if true, that you are referring to an agreement to out-license your technology to Shenzhen BioScien Pharmaceuticals Co., Ltd.

The Company has revised the first sentence of the first paragraph of “Business Overview—AE37–Ii-Key/HER/2/neu Hybrid Immunotherapeutic Vaccine” in “Item 1. Business” on page 4 to state:

“NGIO is currently developing AE37 (Ii-Key-HER2/neu peptide immunotherapeutic vaccine) for the treatment of breast cancer, which is our only ongoing research and development project and is licensing patents related to AE37 for the development of effective treatments for prostate cancer to Shenzhen BioScien Pharmaceuticals Co., Ltd., (“Shenzhen”) as further described below.”

2. We note your revisions in response to prior comment 4. Please reconcile your disclosure that the Phase IIb Trial did not achieve the primary endpoint in the entire intent to treat study population with your disclosure in the same paragraph that both the primary and secondary endpoints of the trial were met. Please also revise your disclosure to indicate what you mean by "intent to treat."

Futher, the Company has removed the statement that “Both the primary endpoint of safety and the secondary endpoint of immunogenicity were achieved.”

The Company has removed the phrase “intent to treat” and revised the sentence in which such phrase was previously included to state:

“The Peer-reviewed Publication stated that the Phase IIb Trial did not achieve statistical significance in meeting the primary endpoint of prevention of disease recurrence in the study population. However, further clinical trials are needed to confirm such results. The study population included 155 patients who were previously treated with Herceptin and in those patients no benefits were reported. The Peer-reviewed Publication stated that for 78 patiens in the study group with advanced disease and low HER2 expression, AE37 demonstrated a statistically significant positive effect on disease free survival. The Peer-reviewed Publication reported that 6 of the 7 treated patients were alive after 10 years, whereas all 11 patients who were treated with a placebo died within that same 10 year time frame. The Peer-reviewed Publication stated that the Phase IIb Trial achieved the primary safety endpoint. However, further clinical trials are needed to confirm such results.”

The Company calls to the Staff’s attention that the Peer-reviewed Publication was filed as Exhibit 99.4 with Amendment No.2 to the Form 10 and this publication contains all of the results from the Phase IIb Trial.

3. We note your response to prior comment 5 and reissue. Please disclose in this section the data that supports your statement that the primary and secondary endpoints were met in the 2006 and 2007 trials for AE37. We also note your statement that the Phase IIb trial provided evidence of a "positive effect" in the triple negative and low HER2 populations. Please revise to disclose the evidence and clarify whether the findings were statistically significant.

The Company has revised this disclose to state

“Based on the peer-reviewed article, “Results of the First Phase I Clinical Trial of the Novel Ii-Key Hybrid Preventive HER-2/neu Peptide (AE37) Vaccine (for breast cancer)”, published in the Journal of Clinical Oncology on July 10 2008, the Company believes that both the primary endpoint of safety and the secondary endpoint of immunogenicity were achieved. However, further clinical trials are needed to confirm such results.”

The Company calls to the Staff’s attention that the peer-reviewed article reference above was filed as Exhibit 99.1 with Amendment No.2 to the Form 10 and this article contains all of the results from the clinical trial.

We have also removed the statement that the Phase IIb trial provided evidence of a "positive effect" in the triple negative and low HER2 populations from the Form 10 A/3.

4. Please explain what you mean and provide the basis for your statement on page 4 that developing AE37 in combination with newly approved immune checkpoint inhibitors enables you to move earlier in the treatment paradigm to evaluate the effect of AE37 on tumors rather than wait another 10 years for the completion of a Phase III registration trial.

The Company has revised the disclosure to state:

“The Company decided to pursue the further development of AE37 in combination with the newly approved immune checkpoint inhibitors, which are drugs that enable the body’s immune system to detect tumors, that the immune system would not otherwise be able to detect. The Company believes that by combining AE37 with checkpoint inhibitors such as Keytruda, AE37 can theoretically direct the immune system to attack target tumors and therefore can be tested in the initial stage of cancer treatment instead of being tested as a vaccine against recurrence of cancer, which requires extensive wait times in Phase II trials to determine whether or not cancer has reoccurred. The Company believes that this strategy should decrease the length of time for its Phase II trials of AE37, however there can be no assurance that using this strategy will result in any shorter length of time of any clinical trial for AE7.”

5. We note your disclosure on page 5 that if you are unable to identify a large pharmaceutical company as a partner, you will have to raise the funds necessary for NGIO to commercialize AE37 in cancer. We also note your disclosure on page 6 that you are focused on bringing your product candidates through Phase II clinical trials and that you do not plan to bring the products to market. Please reconcile these disclosures and clarify what your next steps are for AE37 in cancer and your proposed timeline based on your current level of funding.

The Company has revised the disclosure on page 5 to state:

“If we are unable to identify a large pharmaceutical company as a partner, we have no current plans to commercialize products..”

Note 3 - Commitments and Contingencies

Payable to Foundation, page F-10

6. We note from your response to comment 12 that you accrued interest related to the outstanding payable balance. However your disclosure indicating that you capitalized interest may be confusing to investors given the meaning of capitalization of interest in ASC 835-20. Please confirm you will revise your disclosures in future periodic reports.

The Company confirms that it will accordingly revise its disclosures in future periodic reports.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-658-0458.

 Jeffrey P. Wofford, Esq.

Carmel, Milazzo & Feil LLP